BAKER & McKENZIE
東京青山・青木法律事務所

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RECEIVED
DEC 13 A 11:21

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[redacted]

06019224

FILE NO. 082-03311

December 1, 2006

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Notice of Dissolution of Subsidiary (dated November 30, 2006) (English translation) and
- Shiseido Co., Ltd. to Make Administrative Changes and Transfer Personnel (dated November 30, 2006) (English translation)

Yours very truly,

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 082-03311

(Translation)

November 30, 2006

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Masato Hashikawa General Manager of Investor Relations Division (Tel: 03 - 3572 - 5111)

Notice of Dissolution of Subsidiary

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, determined to dissolve its consolidated subsidiary Beijing Hua Zhi You Cosmetics Sales Center, which sells imported products, including cosmetics, in China, as described below:

Description

1. Reason for the dissolution:

The Company has promoted the expansion and acceleration of its business in China, its key overseas market, and as part of such efforts, focused on improving and strengthening its operating base there.

The Company has sold imported products in the Chinese market through Beijing Hua Zhi You Cosmetics Sales Center. However, Shiseido Liyuan Cosmetics Co., Ltd., a consolidated subsidiary of the Company, was awarded a license for selling and trading in imported products by the Ministry of Commerce of the People's Republic of China at the end of 2005 and its system of operations for that purpose has completely been established. Accordingly, the Company will dissolve Beijing Hua Zhi You Cosmetics Sales Center.

(Translation)

November 30, 2006

Shiseido Co., Ltd. to Make Administrative Changes and Transfer Personnel

Effective December 1, 2006 and January 1, 2007, Shiseido Co., Ltd. will implement certain administrative changes and transfer designated personnel as follows.

1. Personnel Changes Among Shiseido Executives (Effective on December 1, 2006)

Name	New Title	Former Title
Katsuhiko Ishii	Deputy General Manager, Asia Pacific Department, International Business Division	Managing Director, Shiseido (Australia) Pty., Ltd.
Osamu Torimoto	Manager, Asia Pacific Department, International Business Division	Managing Director, SAHA Asia-Pacific Co., Ltd.
Itaru Miyazaki	Managing Director, Shiseido (Australia) Pty., Ltd.	President & CEO, Shiseido Korea Co., Ltd.
Euiyeol Kim	President & CEO, Shiseido Korea Co., Ltd.	Advisor, Shiseido Korea Co., Ltd.
Kazuyuki Yoshimura	Managing Director, SAHA Asia-Pacific Co., Ltd.	Asia Pacific Department, International Business Division

2. Implement Organizational Changes (Effective on January 1, 2007)

2.1 Restructuring of the International Business Division

With the aim of expanding our growth potential in overseas markets, Shiseido will integrate the global strategy planning functions of the International Business Division to formulate an overseas brand portfolio strategy that encompasses M&A strategies and to strategically promote the allocation of investment. Details are as follows.

1) The International Planning Department, which handles strategy and planning functions for Shiseido's overall overseas business, will be integrated with the Global Business Development

Department, which is responsible for promoting overseas M&A and strategic alliances and business alliances, and will be newly established as the Global Business Planning Department within the International Business Division.

2) As a result, the International Planning Department and the Global Business Development Department of the International Business Division will be eliminated.

2.2 Restructuring of Overseas Subsidiaries

In the Americas region, where a reorganization of the retail industry is proceeding, Shiseido Cosmetics (America) Ltd. and Shiseido of Hawaii, Inc. will be integrated for the purpose of strengthening Shiseido's retail business relationships, as well as to enhance the efficiency of administrative functions that include management, marketing and logistics of subsidiaries in the Americas. With this integration, Shiseido Cosmetics (America) Ltd. will absorb the operations of Shiseido of Hawaii, Inc., and as a result, Shiseido of Hawaii, Inc. will be eliminated.

3. Personnel Changes Among Shiseido Executives (Effective on January 1, 2007)

1) New Corporate Officer

Name	New Title	Former Title
Carsten Fischer	Corporate Executive Officer Responsible for International Business [Chief Officer of International Business Division]	Corporate Advisor

2) Changes in Directors/Corporate Officers

Name	New Title	Former Title
Seiji Nishimori	Representative Director: Vice President Responsible for China Business and Professional Business [Chief Officer of Professional Business Operations Division]	Representative Director: Vice President Responsible for China Business
Masaaki Komatsu	Director: Corporate Executive Officer Responsible for overseeing Research & Development, Production and Technical Affairs	Director: Corporate Executive Officer [Chief Officer of International Business Division and Chief Officer of Professional Business Operations Division]

3) Changes in Other Personals

Name	New Title	Former Title
Takeshi Nakatsu	General Manager of Global Business Planning Department, International Business Division	General Manager of Global Business Development Department, International Business Division
Shoji Takahashi	General Manager of International Product Marketing Department, International Business Division	General Manager of International Planning Department, International Business Division
Ryoichi Hara	Advisor, International Product Marketing Department, International Business Division	General Manager of International Product Marketing Department, International Business Division
Kuninori Ueno	Vice President, Shiseido International Corporation	President & CEO, Shiseido of Hawaii, Inc.

-END-